Exhibit 12.1

NAVIENT

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Years Ended December 31,
	2010	2011	2012	2013	2014

Income (loss) from continuing operations before income taxes	$1,229	$925	$1,437	$2,087	$1,837
Add: Fixed charges	2,279	2,404	2,565	2,213	2,066

Total earnings	$3,508	$3,329	$4,002	$4,300	$3,903

Interest expense	$2,275	$2,401	$2,561	$2,210	$2,063
Rental expense, net of income	4	3	4	3	3

Total fixed charges	2,279	2,404	2,565	2,213	2,066

Preferred stock dividends	121	28	31	31	10

Total fixed charges and preferred stock dividends	$2,400	$2,432	$2,596	$2,244	$2,076

Ratio of earnings to fixed charges(1)	1.54	1.38	1.56	1.94	1.89

Ratio of earnings to fixed charges and preferred stock dividends(1)	1.46	1.37	1.54	1.92	1.88

(1)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.